Exhibit 99.2

July 20, 2018

The Manager - Listing

BSE Limited,

The Manager - Listing

National Stock Exchange of India Ltd.

Dear Sir,

Sub: 72nd Annual General Meeting -Voting Results

Ref: BSE: 507685 and NSE: WIPRO

In accordance with the Regulation 44 of SEBI (Listing Obligation and Disclosure Requirements) Regulations, please find enclosed the voting results and Scrutinizer’s Report on the resolutions passed at the Annual General Meeting held on July 19, 2018 for your information and records.

Other details regarding the attendance at the Annual General Meeting are provided in Annexure 1

Thanking You

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

Encl: As above

Annexure l

SL.NO	DESCRIPTION
A	DATE OF AGM	July 19, 2018
B	BOOK CLOSURE DATE	July 17, 2018 TO July 19, 2018 (Both days inclusive)
C	TOTAL NUMBER OF SHAREHOLDERS ON RECORD (CUT-OFF) DATE	287670
D	NO OF SHAREHOLDERS PRESENT IN THE MEETING EITHER IN PERSON OR THROUGH PROXY	331
	SHAREHOLDERS	PRESENT IN PERSON	PRESENT THROUGH PROXY	TOTAL	SHARES	% TO CAPITAL
	PROMOTER AND PROMOTER GROUP	14	0	14	2,725,274,690	60.24
	PUBLIC	309	8	317	101,986,865	2.25

	TOTAL	323	8	331	2,827,261,555	62.49

E	No. of shareholders attended the meeting through Video conferencing: Not Applicable
	Promoters and Promoters Group: Not Applicable
	Public: Not Applicable

WIPRO LIMITED
Date of the AGM/EGM	19-07-2018
Total number of shareholders on record date (cut off date)	287670
No. of shareholders present in the meeting either in person or through proxy:
Promoters and Promoter Group:	14
Public:	317
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable

Resolution No.	1
Resolution required: (Ordinary/ Special)	ORDINARY - To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2018, together with the Reports of the Directors and Auditors thereon.
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes - to the extent of their shareholding
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(l)]* 100	No. of Votes -in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	3,36,19,97,805	2,72,79,30,022	81.14	2,72,79,30,022	—	100.00	—
	Poll		—	—	—	—		—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		2,72,79,30,022	81.14	2,72,79,30,022	—	100.00	—

Public - Institutions	E-Voting	71,74,78,738	58,08,41,730	80.96	58,08,42,730	—	100.00	—
	Poll		—	—	—	—	0.00	—
	Postal Ballot (if applicable)		—	—	—	—	0.00	—

	Total		58,08,41,730	80.96	58,08,41,730	—	100.00	—

Public - Non Institutions	E-Voting	44,45,18,904	1,61,26,500	3.63	1,61,25,723	777	100.00	0.00
	Poll		7,23,23,484	16.27	7,22,89,966	33,518	99.95	0.05
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		8,84,49,984	19.90	8,84,15,689	34,295	99.96	0.04

	Total	4,52,39,95,447	3,39,72,21,736	75.09	3,39,71,87,441	34,295	99.99	0.01

Resolution No.	2
Resolution required: (Ordinary/Special)	ORDINARY - To confirm the payment of Interim Dividend of Rs.1 per equity share already paid during the year as the Final Dividend for the financial year 2017-18.
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes- to the extent of their shareholding
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes-in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]* 100	% of Votes against on votes polled (7)=[(5)/(2)]* 100
Promoter and Promoter Group	E-Voting	3,36,19,97,805	2,72,79,30,022	81.14	2,72,79,30,022	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		2,72,79,30,022	81.14	2,72,79,30,022	—	100.00	—

Public-Institutions	E-Voting	71,74,78,738	58,31,58,571	81.28	57,94,54,889	37,03,682	99.36	0.64
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		58,31,58,571	81.28	57,94,54,889	37,03,682	99.36	0.64

Public-Non Institutions	E-Voting	44,45,18,904	1,61,52,454	3.63	1,61,50,614	1,840	99.99	0.01
	Poll		7,23,38,062	16.27	7,22,97,784	40,278	99.94	0.06
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		8,84,90,516	19.91	8,84,48,398	42,118	99.95	0.05

	Total	4,52,39,95,447	3,39,95,79,109	75.15	3,39,58,33,309	37,45,800	99.89	0.11

Resolution No.	3
Resolution required: (Ordinary/ Special)	ORDINARY-To consider appointment of a Director in place of Mr. Rishad A Premji (DIN: 02983899) who retires by rotation and being eligible, offers himself for reappointment
Whether promoter/ promoter group are interested In the agenda/resolution?	Yes- to the extent of their shareholding
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(l)]* 100	No. of Votes-in favour (4)	No. of Votes - against(5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	3,36,19,97,805	2,72,79,30,022	81.14	2,72,79,30,022	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		2,72,79,30,022	81.14	2,72,79,30,022	—	100.00	—

Public- Institutions	E-Voting	71,74,78,738	58,31,58,571	81.28	57,75,97,809	55,60,762	99.05	0.95
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		58,31,58,571	81.28	57,75,97,809	55,60,762	99.05	0.95

Public-Non institutions	E-Voting	44,45,18,904	1,61,52,790	3.63	1,61,51,213	1,577	99.99	0.01
	Poll		7,23,24,913	16.27	7,13,50,961	9,43,952	98.69	1.31
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		8,84,77,703	19.90	8,75,32,174	9,45,529	98.93	1.07

	Total	4,52,39,95,447	3,39,95,66,296	75.15	3,39,30,60,005	65,06,291	99.81	0.19

Resolution No.	4
Resolution required: (Ordinary/Special)	SPECIAL - Re-appointment of Ms. Ireena Vittal (DIN: 05195656) as an Independent Director of the Company
Whether promoter/ promoter group are Interested in the agenda/resolution?	Yes- to the extent of their shareholding
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(l)]* 100	No. of Votes-in favour (4)	No of Votes- against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	3,36,19,97,805	2,72,79,30,022	81.14	2,72,79,30,022	0	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		2,72,79,30,022	81.14	2,72,79,30,022	0	100.00	—

Public- Institutions	E-Voting	71,74,78,738	57,95,99,438	80.78	32,53,56,914	25,42,42,524	56.13	43.87
	Poll		—	—	—	—	—	—
	Postal Ballot (If applicable)		—	—	—	—	—	—

	Total		57,95,99,438	80.78	32,53,56,914	25,42,42,524	56.13	43.87

Public- Non Institutions	E-Voting	44,45,18,904	1,61,51,871	3.63	1,61,50,314	1,557	99.99	0.01
	Poll		7,23,33,571	16.27	65,44,028	6,57,89,543	9.05	90.95
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		8,84,85,442	19.91	2,26,94,342	6,57,91,100	25.65	74.35

	Total	4,52,39,95,447	3,39,60,14,902	75.07	3,07,59,81,278	32,00,33,624	90.58	9.42

Form No. MGT-13

REPORT OF SCRUTINIZER

[Pursuant to section 109 of the Companies Act, 2013 and Rule 21(2) of the

Companies (Management and Administration) Rules, 2014]

To,

The Chairman of the Seventy Second Annual General Meeting of the Equity Shareholders of “Wipro Limited” held on July 19, 2018 at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opposite Tower 8, No. 72, Keonics, Electronics City, Hosur Road, Bengaluru - 561 229 at 4 p.m.

Sir,

I, V. Sreedharan, Partner of V. Sreedharan and Associates, Company Secretaries, Bengaluru, was appointed as Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, for the purpose of:

(i)

Scrutinizing the remote e-voting process under the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

(ii)	Voting through electronic voting system (“Instapoll”) at the Annual General Meeting.

The management of the Company is responsible to ensure compliance with the requirement of the Companies Act, 2013 and Rules relating to voting by electronic means for the resolutions contained in the Notice of the Seventy Second Annual General Meeting of the Equity Shareholders dated June 08, 2018. My responsibility as a Scrutinizer for the voting process of voting by electronic means is restricted to making a Consolidated Scrutinizer’s Report of the votes cast “in favor” and/or “against” the resolution stated in the notice of the AGM, based on the report generated from the e-voting system and Instapoll provided by Karvy Computershare Private Limited, the Agency Authorised under the Rules and engaged by the Company to provide e-voting facilities for voting through remote e-voting and voting at the General Meeting by Instapoll at the venue of the AGM.

We submit our report as under:

A.	Relating to E-Vottng:

1.	The remote E-Voting period remained open from 9.00 a.m. Sunday, July 15, 2018 up to 5.00 p.m. Wednesday, July 18, 2018.

2.

The Annual Report, the Notice of Annual General Meeting and the e-voting instructions slip was sent by electronic mode to those members whose email ids were registered with the Depository Participants and the same were sent to all other members at their registered address in permitted mode.

B.	Relating to voting at the AGM:

Instapoll

After the conclusion of the AGM, the votes cast through Instapoll were reconciled with the records maintained by the Company/ Registrar and Transfer Agents of the Company and the authorizations/proxies lodged with the Company.

C.	Result of Remote E-Voting and Instapoll Voting at AGM is as under:

1.	The voting rights were reckoned as on Wednesday, July 11, 2018 being the Cut-off date for the purpose of deciding the entitlements of members at the remote e-voting and instapoll at the meeting.

2.

After the conclusion of the Annual General Meeting, the votes cast through remote e-voting were unblocked on July 19, 2018 at 5.47 P.M. in the presence of two witnesses, namely Ms. Devika Sathyanarayana residing at 2nd Floor, No. 86, Divinity Apartments, 9th Main, RPC Layout, Vijayanagar, Bangalore 560104 and Mr. Pradeep B. Kulkarni residing at 53/1-A, SPL Sree Theertha Apartment, 4th Main, 17th Cross, Malleshwaram, Bengaluru 560055, who are not in the employment of the Company.

They have signed below in confirmation of the event being unblocked in their presence:

Devika Sathyanarayana	(Pradeep B. Kulkarni)

3.

Thereafter, Karvy Computershare Private Limited provided the details of equity shareholders, who voted “For” and/or “Against” through voting at the Annual General Meeting by electronic means (Instapoll).

4.	The combined result of remote e-voting and poll is as under:

a)	RESOLUTION 1

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2018, together with the Reports of the Directors and Auditors thereon.

(i)	Voted in favour of Resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	868	204	1,072
Number of votes cast by them	3,32,48,97,475	7,22,89,966	3,39,71,87,441
% of Total Number of valid votes cast	100%	99.95%	99.99%

(ii)	Voted against the resolution

Particulars	Remote E-voting	lnstapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	5	5	10
Number of votes cast by them	777	33,518	34,295
% of Total Number of valid votes cast	Negligible	0.05%	0.01%

(iii)	Invalid Votes - NIL

b) RESOLUTION 2

To confirm the payment of Interim Dividend of ₹1 per equity share already paid during the year as the Final Dividend for the financial year 2017-18.

(i)	Voted in favour of Resolution

Particulars	Remote E- voting	lnstapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	859	203	1,062
Number of votes cast by them	3,32,35,35,525	7,22,97,784	3,39,58,33,309
% of Total Number of valid votes cast	99.89%	99.94%	99.89%

(ii)	Voted against the resolution

Particulars	Remote E- voting	lnstapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	21	5	26
Number of votes cast by them	37,05,522	40,278	37,45,800
% of Total Number of valid votes cast	0.11%	0.06%	0 .11%

(iii)	Invalid Votes - NIL

c) RESOLUTION 3

To consider appointment of a Director in place of Mr. Rishad A. Premji (DIN 02983899) who retires by rotation and being eligible, offers himself for reappointment.

(i)	Voted in favour of Resolution

Particulars	Remote E- voting	lnstapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	858	200	1,058
Number of votes cast by them	3,32,16,79,044	7,13,80,961	3,39,30,60,005
% of Total Number of valid votes cast	99.83%	98.69%	99.81%

(ii)	Voted against the resolution

Particulars	Remote E- voting	lnstapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	26	8	34
Number of votes cast by them	55,62,339	9,43,952	65,06,291
% of Total Number of valid votes cast	0.17%	1. 31%	0.19%

(iii)	lnvalid Votes - NIL

d) RESOLUTION 4

Re-appointment of Ms. lreena Vittal (DIN 05195656) as an Independent Director of the Company.

(i)	Voted in favour of Resolution

	Remote E- voting	lnstapoll (E- Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	454	202	656
Number of votes cast by them	3,06,94,37,250	65,44,028	3,07,59,81,278
% of Total Number of valid votes cast	92.35%	9.05%	90.58%

(ii)	Voted against the resolution -

	Remote E- voting	lnstapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	419	6	425
Number of votes cast by them	25,42,44,081	6,57,89,543	32,00,33,624
% of Total Number of valid votes cast	7.65%	90.95%	9.42%

(iii)	Invalid Votes - NIL

e)	A Compact Disc (CD) containing a list of Equity shareholders who voted “FOR”, “AGAINST” and those whose votes were declared invalid for each resolution is enclosed.

5.

The electronic data and all other relevant records relating to thee-voting shall remain in our safe custody and shall be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the Minutes of the aforesaid Annual General Meeting.

Thanking You,

Yours faithfully,

For V. Sreedharan & Associates

(V. Sreedharan)
Partner	Bengaluru
FCS 2347; CP No. 833	July 20, 2018